UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2017

Sterling Bancorp

(Exact name of registrant as specified in its charter)

Delaware	001-35385	80-0091851
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

400 Rella Boulevard, Montebello, New York	10901
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (845) 369-8040

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On March 6, 2017, Sterling Bancorp, a Delaware corporation (“Sterling”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Astoria Financial Corporation, a Delaware corporation (“Astoria”). The Merger Agreement provides that, upon the terms, and subject to the conditions set forth therein, Astoria will merge with and into Sterling (the “Merger”), with Sterling as the surviving corporation in the Merger. Immediately following the Merger, Astoria’s wholly-owned subsidiary, Astoria Bank, will merge with and into Sterling’s wholly-owned subsidiary, Sterling National Bank (the “Bank Merger”). Sterling National Bank will be the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Sterling and Astoria.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Astoria stockholders will have the right to receive 0.875 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Sterling (“Sterling Common Stock”) for each share of common stock, par value $0.01 per share, of Astoria (“Astoria Common Stock”). Each restricted share of Astoria Common Stock and each restricted stock unit of Astoria Common Stock will fully vest and be converted automatically at the Effective Time into the right to receive 0.875 shares of Sterling Common Stock. Each share of preferred stock, par value $1.00 per share of Astoria with a liquidation preference of $1,000 per share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive one share of preferred stock of Sterling, which will be designated as Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, with a liquidation preference of $1,000 per share. In connection with the Merger, Sterling will seek shareholder approval to amend its certificate of incorporation to increase its authorized shares of common stock from 190 million to 310 million.

The Merger Agreement also provides that, among other things, the Boards of Directors of Sterling and Sterling National Bank following the Effective Time will appoint four current members of the Board of Directors of Astoria to the Sterling and Sterling National Bank Boards of Directors. The Merger Agreement also provides that Sterling will invite the Astoria directors who will not join the Sterling Board of Directors to serve as a member of the board of Sterling’s Long Island Advisory Board.

The Merger Agreement contains customary representations and warranties from both Sterling and Astoria, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Astoria’s and Sterling’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of Sterling to call a meeting of its stockholders to adopt the Merger Agreement, and approve the amendment to its charter, and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement and the transactions contemplated thereby, (3) the obligation of Astoria to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement, and (4) Astoria’s non-solicitation obligations relating to alternative acquisition proposals. Sterling and Astoria have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) adoption of the Merger Agreement by Astoria’s stockholders, (2) adoption of the Merger Agreement, approval of the issuance of shares of Sterling Common Stock and approval of the charter amendment by Sterling’s stockholders, (3) authorization for listing on the New York Stock Exchange of the shares of Sterling Common Stock to be issued in the Merger, (4) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (5) effectiveness of the registration statement on Form S-4 for the Sterling Common Stock to be issued in the Merger, and (6) the absence of any order, injunction, or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Sterling and Astoria and further provides that a termination fee of $75,700,000 will be payable by either Sterling or Astoria, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Sterling or Astoria, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Sterling, Astoria, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sterling and Astoria and a prospectus of Sterling, as well as in the Forms 10-K, Forms 10-Q, and other filings that each of Sterling and Astoria make with the Securities and Exchange Commission (“SEC”).

Cautionary Statements Regarding Forward-Looking Information

The information presented below may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Sterling and Astoria Financial. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with Astoria’s and Sterling’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which Astoria and Sterling operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect Astoria’s and Sterling’s future results are identified in their Annual Report on Form 10-K for the year ended December 31, 2016 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this presentation, and neither Astoria nor Sterling undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Important Additional Information.

This communication is being made in respect of the proposed merger transaction involving Sterling and Astoria. Sterling intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and Sterling and a prospectus of Sterling, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the Astoria and Sterling stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and Sterling are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Sterling and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Sterling may be obtained free of charge at Sterling’s website at http://sterlingbancorp.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from Sterling upon written request to Sterling Bancorp, Attn: Corporate Secretary, 400 Rella Boulevard, Montebello, New York 10901 or by calling (845) 369-8040 or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Sterling, Astoria, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Sterling’s and Astoria’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the proxy statement for Astoria’s 2016 annual meeting of stockholders, as previously filed with the SEC on November 10, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

The following Exhibits are attached as part of this report:

2.1	Agreement and Plan of Merger by and between Sterling Bancorp and Astoria Financial Corporation, dated March 6, 2017.*

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Bancorp

Date: March 9, 2017	By:	/s/ Jack L. Kopnisky
	Name:	Jack L. Kopnisky
	Title:	President and Chief Executive Officer